Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to Release Q4 Fiscal 2006 Results July 13th, 2006 and to Restate
    Certain Previously Issued Financial Statements

    VANCOUVER, June 29 /CNW/ - CHC Helicopter Corporation ("CHC" or "the
Company") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that it expects to release unaudited fourth quarter fiscal 2006 results on Thursday, July 13th,
2006 at market close. The CHC fourth quarter conference call and webcast will take place Friday, July 14th, 2006 at 10:30 a.m. EDT. To listen to the conference call, dial 416 644 3432 for local and overseas calls, or toll free
1 866 250 4665 for calls from within North America. The financial results and a live webcast of the conference call will be available through CHC's website at http://www.chc.ca.
    As part of our restructuring efforts and with the benefit of centralized financial processes and oversight, the Company is completing a review in several key areas, particularly maintenance, fixed asset accounting and taxes.
This review is part of the Company's continuous improvement process to streamline and improve our financial processes and it sets the stage for compliance with our SOX section 404 internal control implementation for fiscal
2007. As a result the Company will restate certain previously issued financial statements to reflect the following:

    1. Maintenance, classification and amortization of major components, spares and repairable parts

       CHC has reviewed its accounting policies relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, the requirement to amortize repairable parts and other assets and to better align the
       Company's policies with accounting policies predominant in the North
       American aviation industry and emerging accounting guidance for the
       U.S. aviation industry, the following changes are being implemented:

       a) Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and accrual method (leased aircraft) will be expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

       b) Repairable parts will be classified entirely as capital assets and amortized over their estimated useful lives.

       CHC's preliminary assessment of the combined result of the change to the direct expense method for maintenance on major components, the amortization of repairable parts and other assets and related adjustments is that there will not be a material impact to previously reported after tax net earnings from continuing operations for the nine months ended January 31, 2006 or for the fiscal year ended April 30, 2005 determined in accordance with
       Canadian generally accepted accounting principles. There will be a significant decrease in direct costs and an offsetting increase in amortization compared with previously reported figures as a result of these changes. Previously reported retained earnings at May 1, 2004 determined in accordance with Canadian generally generally accepted accounting principles will be reduced by approximately $15 million to
       $25 million as a result of the adjustment to all fiscal years prior to this date. This reduction is primarily the result of increased amortization and the timing of expenditures reported for maintenance costs in these prior fiscal periods.

    2. Payroll and corporate taxes

       In connection with the consolidation of its Global Operations division, CHC completed a review of its operations in various foreign jurisdictions. Several of these jurisdictions have different practices relating to expatriate payroll taxes and, in some cases, the information has been difficult to obtain and somewhat ambiguous. We believe our compliance was consistent with other multinationals working in foreign jurisdictions but after an in-depth review, CHC decided that it was prudent to record additional payroll tax provisions. To that end, the Company has determined that it will restate certain previously issued financial statements to record additional payroll taxes and related penalties, interest and other costs associated with activities in some of these jurisdictions. This adjustment will reduce previously reported after-tax net earnings from continuing operations by approximately $3 million for the nine months ended January 31, 2006 and approximately $3 million for the fiscal year ended April 30, 2005. Previously reported retained earnings at
       May 1, 2004 will be reduced by approximately $7 million as a result of the adjustment to all fiscal years prior to this date.

       Also, in connection with a review of future income tax balances, CHC has determined that it is necessary to restate certain previously issued financial statements to correct a $21 million future income tax recovery recorded in the fiscal year ended April 30, 2004 related to the disposition of certain of the Company's European fleet and the reversal of other tax liabilities. This non-cash tax recovery will be reduced by approximately $10 million for fiscal 2004.

    The decision to restate its financial statements to reflect the matters referred to above was made today by the Audit Committee of CHC's Board of
Directors, upon the recommendation of management. The fourth quarter fiscal
2006 unaudited financial results, expected to be released on July 13th, 2006, will reflect all adjustments and changes referred to above on a retroactive basis for all periods presented in accordance with relevant generally accepted accounting principles. CHC expects to provide its restated selected financial information for the first three quarters of fiscal 2006 and for the comparative fiscal 2005 quarters in its management discussion and analysis
("MD&A") for fiscal 2006 which it plans to file together with its fiscal 2006 annual audited financial statements, including restated fiscal 2005 and 2004 information, on SEDAR by July 28, 2006. CHC will also provide its restated
financial statements for fiscal 2005 and 2004 in its Annual Report on
Form 20 F for the fiscal year ended April 30, 2006 which it plans to file with the United States Securities and Exchange Commission (the "SEC") and on SEDAR
by September 15, 2006. The MD&A to be filed on SEDAR and Annual Report on
Form 20 F to be filed with the SEC and on SEDAR will also restate selected financial information previously reported for fiscal 2003 and 2002 to reflect the changes and adjustments described in this press release.
    The financial information included in this press release is preliminary and unaudited. It is subject to change as a result of any adjustments arising from the completion of the review and restatement process, subsequent events and the completion of the audit of CHC's 2006 annual financial statements.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements, including with respect to expected adjustments to previously reported financial results, involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on
Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Actual restated amounts could differ materially from those projected in this release due to a number of factors, including changes arising from the review and restatement process, subsequent events and the completion of the audit of CHC's financial statements for the fiscal year ended April 30, 2006. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, including expected adjustments to previously reported financial results, whether as a result of new information, future events or otherwise.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, CA, Acting Chief Financial Officer,
(604) 279-2471 or (778) 999-0314; Chris Flanagan, Director of Communications,
(604) 279-2493 or (778) 999-3175;
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    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 18:08e 29-JUN-06